  EXHIBIT 99.1

Intellipharmaceutics Reports Exclusive Supply Agreement for its Abuse-Deterrent Oxycodone ER Product Candidate and Four Generic Drug Products in the Philippines

Toronto, Ontario, November 21, 2018 Intellipharmaceutics International Inc. (Nasdaq and TSX:IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced it has entered into an exclusive licensing and distribution agreement for its abuse resistant Oxycodone ER product candidate and four generic drug products with a pharmaceutical distributor in the Philippines.

“Our supply agreement in the Philippines is another step forward in Intellipharmaceutics’ goal to impact the global opioid market,” commented Dr. Isa Odidi, CEO of Intellipharmaceutics. “We are doubly excited to combine this milestone with the opportunity to further monetize our pipeline of U.S. FDA approved generics in a region with a population of over 100 million people.”

A Philippines based pharmaceutical distributor has been granted the exclusive right, subject to regulatory approval, to import and market Intellipharmaceutics’ first novel drug formulation, abuse-deterrent Oxycodone ER, in the Philippines. Additionally, this distributor has been granted, subject to regulatory approval, the exclusive right to import and market the Company’s generic Seroquel XR®, Focalin XR®, Glucophage® XR, and Keppra XR® in the Philippines.

Under the terms of the agreement, the distributor will be required to purchase a minimum yearly quantity of all products included in the agreement and Intellipharmaceutics will be the exclusive supplier of said products.

The Philippines has a population of approximately 104.9 million people.

The Company's new drug application ("NDA") for an abuse-deterrent version of Oxycodone ER was accepted for filing by the U.S. Food and Drug Administration ("FDA") in February 2017. As previously reported in October 2018, the Company announced it had completed the clinical portion of its Category 2 and 3 human abuse liability studies for its Oxycodone ER product candidate to support its abuse-deterrent label claims for both the oral and intranasal route of administration. Bioanalytical samples and statistical analysis for such studies are pending. An update on the results will be provided once the analysis is complete.

The multi-year agreement with the distributor is subject to early termination. Financial terms of the agreement have not been disclosed.

There can be no assurance as to when or if any of our products or product candidates will receive regulatory approval for sale in the Philippines or that, if so approved, any such products will be successfully commercialized there and produce significant revenues for the Company. Moreover, there can be no assurance that Intellipharmaceutics will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company's requested abuse-deterrent label claims or that the FDA will ultimately approve the NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has abbreviated new drug application (“ANDA”) and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s Oxycodone ER based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration and risks or uncertainties related to our ability to realize any benefits from our recent reverse stock split and our ability to comply with the Nasdaq and TSX continued listing standards. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Andrew Patient
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com